TSX-V: EPZ

www.epzresources.com

NEWS RELEASE

ESPERANZA REPORTS CERRO JUMIL DRILL RESULTS

Vancouver, B.C., July 10, 2012: Esperanza Resources Corp. (TSX.V: EPZ) is pleased to report recent drill results from its Cerro Jumil gold project in Morelos, Mexico.  The reported results are primarily from in-fill drill holes designed to upgrade previously reported inferred and indicated resources. Highlights of the drill results are as follows:

•

Drill Hole DHE-12-96 intersected two separate intervals, one with 67.5 meters containing 1.0 grams of gold per tonne and another interval containing 12 meters of 1.6 grams of gold per tonne.

•

Drill Hole DHE-12-105 intersected an interval of 105.5 meters containing 1.1 grams of gold per tonne.

•

Drill Hole DHE-12-107 intersected an interval of 148.5 meters containing 0.72 grams of gold per tonne, including 18.0 meters containing 1.91 grams of gold per tonne.

•

Drill Hole DHE-12-109 intersected an interval of 39.0 meters containing 1.4 grams of gold per tonne, including 12.0 meters containing 2.98 grams of gold per tonne.

•

Drill Hole DHE-12-116 intersected an interval of 60.0 meters containing 1.1 grams of gold per tonne.

•

Drill Hole DHE-12-121 intersected two separate intervals, one with 33.0 meters containing 1.1 grams of gold per tonne and another interval with 124.5 meters containing 1.5 grams gold per tonne.

All intervals are reported as down-hole lengths and are not corrected to true widths for mineralized intervals. Complete results are in the accompanying table and drill hole locations are shown on the accompanying map. A detailed drill hole plan map can be found on the Company’s website.

There are two drill rigs operating at the Cerro Jumil project. Current drilling is focused on in-fill drilling, extension of the resource to the south west and geotechnical sampling to support the feasibility study currently in process.

The Company has engaged Riaan Herman Consulting of Pretoria, South Africa to update the September 30, 2010 resource estimate for the Cerro Jumil project. Results up to June 30, 2012 from over 22,000 meters of exploration drilling occurring subsequent to the current resource will be included in the updated resource. The new resource is expected to be completed during the third quarter.

About Esperanza

Esperanza is focused on advancing the development of its principal property, the wholly-owned Cerro Jumil gold project in Morelos State, Mexico.

For further information, contact:

Esperanza Resources Corp.
Greg Smith, President and CEO Toll Free: 1 866 890 5509 info@epzresources.com Website: www.epzresources.com

QUALIFIED PERSON:  William Bond, CPG is the Qualified Person (QP) under NI 43-101 responsible for the Cerro Jumil exploration program. He has verified the drill results and other data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted under his supervision.  All samples were submitted to ALS Chemex laboratories for analysis in Vancouver, Canada.  Gold samples were analyzed by fire assay and atomic absorption spectroscopy with a 30 g nominal sample weight. Silver is analyzed by induction coupled plasma – atomic emission spectroscopy (ICP-AES).  A description of quality control and quality assurance protocols can be found at: http://www.epzresources.com/protocols.php

SAFE HARBOUR:  Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbour” for certain forward-looking statements. Such statements include statements as to the potential of the Cerro Jumil property, the completion of an updated resource, the ability to finance further exploration, permit drilling and other exploration work, and the availability of drill rigs.

The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors in Esperanza’s Form 20-F filed with the U.S. Securities and Exchange Commission. The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein. Esperanza expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. Forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will be converted into reserves

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Recent Cerro Jumil Core Hole Results
Hole	From	To	Interval	Grade
	(meters)	(meters)	Length	(grams Au/tonne)
DHE-12-96	37.5	105.0	67.5	1.01
DHE-12-96	135.0	147.0	12.0	1.56
DHE-12-97	79.5	91.5	12.0	1.26
DHE-12-97	159.0	195.0	36.0	0.43
DHE-12-98PQ	Metallurgical Test Hole
DHE-12-99PQ	Metallurgical Test Hole
DHE-12-100	189.0	222.0	33.0	1.07
DHE-12-101PQ	Metallurgical Test Hole
DHE-12-102PQ	Metallurgical Test Hole
DHE-12-103	108.0	135.0	27.0	0.67
DHE-12-103	166.5	180.0	13.5	0.87
DHE-12-103	210.0	219.0	9.0	1.14
DHE-12-103	250.5	262.5	12.0	1.66
DHE-12-104PQ	Metallurgical Test Hole
DHE-12-105	40.5	145.5	105.0	1.13
DHE-12-106	139.5	153.0	13.5	1.27
DHE-12-106	282.0	298.1	16.1	1.12
DHE-12-107	33.0	181.5	148.5	0.72
includes	118.5	136.5	18.0	1.91
DHE-12-107	220.5	237.0	16.5	1.59
DHE-12-108	No significant intervals
DHE-12-109	58.5	97.5	39.0	1.35
includes	58.5	70.5	12.0	2.98
DHE-12-110	228.0	240.0	12.0	2.32
DHE-12-111	18.0	25.5	7.5	1.11
DHE-12-111	37.5	52.5	15.0	0.82
DHE-12-111	69.0	76.5	7.5	0.93
DHE-12-112	109.5	124.5	15.0	0.79
DHE-12-113	139.5	165.0	25.5	1.14
DHE-12-114	30.0	36.0	6.0	1.03
DHE-12-114	63.0	70.5	7.5	1.18
DHE-12-114	85.5	114.0	28.5	1.39
DHE-12-115	No significant intervals
DHE-12-116	4.5	64.5	60.0	1.10
DHE-12-119	151.5	177.0	25.5	0.58
DHE-12-121	55.5	88.5	33.0	1.14
DHE-12-121	174.0	298.7	124.7	1.54
DHE-12-123	90.0	109.5	19.5	0.81
DHE-12-123	216.0	225.0	9.0	2.46

ESPERANZA RESOURCES

# Cerro Jumil Project 2012 Drill Hole Location Map

471,000 mE
472,000 mE
2,078,500 mN
2,077,500 mN
Northern Contact
Northeastern Contact
West Zone
Southeast Zone
Las Calabazas Zone
Southwest Extension
Colotepec Drill Target
DHE-12-112
DHE-12-115
DHE-12-111
DHE-OC-12-122
DHE-12-113
DHE-12-110
DHE-12-108
DHE-12-106
DHE-12-103
DHE-12-100
DHE-12-97
DHE-OC-12-120
DHE-12-116
DHE-12-123
DHE-12-114
DHE-12-109A
DHE-12-109
DHE-12-121
DHE-OC-12-117
DHE-12-96
DHE-12-107
DHE-12-105
DHE-OC-12-118
DHE-12-119

## Explanation

- Recent Drilling
- Previous Drilling
- Drill Target
- Resource Footprint

## Mineral Related Alteration

N

0 100 200 meters

Date: 27 June 2012

Projection: NAD27 Mexico UTM Zone 14